Exhibit 3.1

AMENDMENT TO

SECOND AMENDED AND RESTATED

BYLAWS

OF

MEDICAL PROPERTIES TRUST, INC.

Article II, Section 2.04 of the Second Amended and Restated Bylaws of Medical Properties Trust, Inc. is hereby amended as follows:

“SECTION 2.04 Qualification. Directors need not be ~~a~~ stockholders of the Corporation. ~~Unless waived by a vote of the Board of Directors,~~No individual may be nominated to serve as a director of the Corporation if he has reached the age of ~~seventy-five (75)~~ seventy-two (72) years; ~~at the time of election~~provided that a current director who has attained seventy-two (72) years of age may continue to serve until the next annual meeting at which such director’s term will expire.”

Effective as of November 10, 2016